Exhibit (a)(1)(k)

INPHI CORPORATION

2010 STOCK INCENTIVE PLAN

STOCK OPTION AGREEMENT – U.S. AND NON-U.S. EMPLOYEES AND CONSULTANTS

Capitalized terms that are used herein but not defined shall have the meanings set forth in the Inphi Corporation 2010 Stock Incentive Plan (the “Plan”).

Tax Treatment	This Option is intended to be an incentive stock option under Section 422 of the Internal Revenue Code or a nonstatutory option, if indicated in the Notice of Stock Option Grant – U.S. and Non-U.S. Employees and Consultants (the “Notice”). For U.S. taxpayers, even if this Option is designated as an incentive stock option, it shall be deemed to be a nonstatutory option to the extent required by the US$100,000 annual limitation under Section 422(d) of the U.S. Internal Revenue Code.

Vesting	This Option becomes vested and exercisable in installments, as shown in the Notice. This Option will in no event become vested and exercisable for additional Shares after your Service as an Employee or a Consultant has terminated for any reason. For purposes of this Option, Service shall terminate if and when you cease to provide Services, notwithstanding that you may be subject to a period of notice or garden leave protection under employment laws in the jurisdiction in which you reside or under the terms of an employment agreement, if any. The Company determines when your Service terminates for this purpose and all purposes under the Plan and its determinations are conclusive and binding on all persons.

Term	This Option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Grant Date, as shown on the Notice (fifth anniversary for a more than 10% stockholder as provided under the Plan if this is an incentive stock option and you are a U.S. taxpayer). This Option may expire earlier if your Service terminates, as described below.

Regular Termination	If your Service terminates for any reason except death or Total and Permanent Disability, this Option will expire at the close of business at Company headquarters on the date three (3) months after the date your Service terminates (or, if earlier, the Expiration Date).

Death	If your Service terminates because of death, this Option will expire at the close of business at Company headquarters on the date 12 months after the date your Service terminates (or, if earlier, the Expiration Date). During that period of up to 12 months, your estate or heirs may exercise the Option.

Disability	If your Service terminates because of your Total and Permanent Disability, this Option will expire at the close of business at Company headquarters on the date 12 months after the date your Service terminates (or, if earlier, the Expiration Date).

Date of Termination of Service	If you are an Employee and your Service terminates (for any reason whatsoever, whether or not later found invalid or in breach of employment laws in the jurisdiction where you are providing Services or the terms of your employment agreement, if any), unless otherwise provided in this Stock Option Agreement – U.S. and Non-U.S. Employees and Consultants (including any applicable country-specific provisions in the Appendix attached hereto) (together, the “Agreement”) or determined by the Company, your right to exercise the Option after termination of Service, if any, will be measured by the date of termination of your Services and will not be extended by any notice period mandated under employment laws in the jurisdiction where you are providing Services or terms of your employment agreement, if any; the Committee shall have the exclusive discretion to determine when you are no longer actively providing Services for purposes of your Option.

Leaves of Absence	For purposes of this Option, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave. But your Service will terminate when the approved leave ends, unless you immediately return to work. If you go on a leave of absence, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of Shares at that time would violate any law or regulation concerning Share issuance. The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance and sale of the Company Stock pursuant to this Option shall relieve the Company of any liability with respect to the non-issuance or sale of the Company Stock as to which such approval shall not have been obtained.

Notice of Exercise	When you wish to exercise this Option, you must provide a notice of exercise form in accordance with such procedures as are established by the Company and communicated to you from time to time. Any notice of exercise must specify how many Shares you wish to purchase and how your Shares should be registered. The notice of exercise will be effective when it is received by the Company. If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your notice of exercise, you must include payment of the Exercise Price and any Tax-Related Items (as defined in the Responsibility for Taxes Section below) for the Shares you are purchasing. Payment may be made in the following form(s), as determined by the Committee in its sole discretion:

• Your personal check, a cashier’s check or a money order.

•   If you reside in the U.S., certificates for Shares that you own, along with any forms needed to effect a transfer of those Shares to the Company. The value of the Shares, determined as of the effective date of the Option exercise, will be applied to the Exercise Price. Instead of surrendering Shares, you may attest to the ownership of those Shares on a form provided by the Company and have the same number of Shares subtracted from the Shares issued to you upon exercise of the Option. However, you may not surrender or attest to the ownership of Shares in payment of the Exercise Price if your action would cause the Company to recognize a compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes.

•   By delivery on a form approved by the Company of an irrevocable direction to a securities broker or lender approved by the Company to pledge Shares that are issued to you when you exercise this Option as security for a loan and to deliver to the Company from the loan proceeds an amount sufficient to pay the Exercise Price and any withholding taxes. The directions must be given by providing a notice of exercise form approved by the Company.

• Any other form permitted by the Committee in its sole discretion.

Notwithstanding the foregoing, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion.

Responsibility for Taxes

You acknowledge that, regardless of any action taken by the Company or, if different, the Parent, Subsidiary or Affiliate retaining you, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax related items related to your participation in the Plan and legally applicable to you (“Tax-Related Items”), is and remains your responsibility and may exceed the amount actually withheld by the Company or the Parent, Subsidiary or Affiliate. You further acknowledge that the Company and/or the Parent, Subsidiary or Affiliate (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to Tax-Related Items in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Parent, Subsidiary or Affiliate may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, you agree to make adequate arrangements satisfactory to the Company and/or the Parent, Subsidiary or Affiliate to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Parent, Subsidiary or Affiliate, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(1) withholding from your wages or other cash compensation paid to you by the Company and/or the Parent, Subsidiary or Affiliate; or

(2) withholding from proceeds of the sale of Shares acquired at exercise of the Option either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization) without further consent.

Depending upon the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable or other withholding rates, including maximum applicable rates, in which case you will receive a refund of any other withheld amount in cash and will have no entitlement to the common stock equivalent.

Finally, you agree to pay to the Company or the Parent, Subsidiary or Affiliate any amount of Tax-Related Items that it may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if you fail to comply with your obligations in connection with the Tax-Related Items.

Data Privacy

You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Agreement and any other Option grant materials by and among, as applicable, the Company, the Parent, Subsidiary or Affiliate retaining your Services or any other Subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and the Parent, Subsidiary or Affiliate retaining your Services may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).

You understand that Data will be transferred to E*TRADE Financial Corporate Services, Inc. (“E*TRADE”) or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that if you reside outside the United States, you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, E*TRADE and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that if you reside outside the United States, you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your Service relationship and career with the Parent, Subsidiary or Affiliate will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you Options or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

Restrictions on Resale	You agree not to sell any Shares at a time when applicable securities laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of Option	In general, only you can exercise this Option prior to your death. You may not sell, transfer, assign, pledge or otherwise dispose of this Option, other than as designated by you by will or by the laws of descent and distribution, except as provided below. For instance, you may not use this Option as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may in any event dispose of this Option in your will. Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your Option in any other way.

However, if this Option is designated as a nonstatutory stock option in the Notice, then the Committee may, in its sole discretion, allow you to transfer this Option as a gift to one or more family members. For purposes of this Agreement, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships), any individual sharing your household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest.

In addition, if this Option is designated as a nonstatutory stock option in the Notice of Stock Option Grant – U.S. and Non-U.S. Employees and Consultants, then the Committee may, in its sole discretion, allow you to transfer this option to your spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights.

The Committee will allow you to transfer this Option only if both you and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Agreement.

Retention Rights	Neither your Option nor this Agreement gives you the right to be employed or retained by the Company, the Parent or a Subsidiary or Affiliate in any capacity. The Company, the Parent, and the Subsidiaries and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Stockholder Rights	Your Options carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until you have exercised this Option by giving the required notice to the Company and paying the Exercise Price. No adjustments will be made for dividends or other rights if the applicable record date occurs before you exercise this Option, except as described in the Plan.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company Shares, the number of Shares covered by this Option and the Exercise Price per Share shall be adjusted pursuant to the Plan.

Nature of Grant	In accepting the Option, you acknowledge, understand and agree that: (a) the Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan; (b) the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted in the past; (c) all decisions with respect to future Option or other grants, if any, will be at the sole discretion of the Company; (d) the Option grant and your participation in the Plan shall not create a right to employment or be interpreted as forming an employment or service contract with the Company, the Parent, Subsidiary or Affiliate retaining your Services or any Subsidiary or Affiliate; (e) you are voluntarily participating in the Plan; (f) the Option and any Shares acquired under the Plan are not intended to replace any pension rights or compensation; (g) the Option and any Shares acquired under the Plan and the income and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments; (h) the future value of the Shares underlying the Option is unknown, indeterminable, and cannot be predicted with certainty; (i) if the underlying Shares do not increase in value, the Option will have no value; (j) if you exercise the Option and acquire Shares, the value of such Shares may increase or decrease in value, even below the Exercise Price; (k) no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from your ceasing to provide Services to the Company or any Parent, Subsidiary or Affiliate (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your service or employment agreement, if any), and in consideration of the grant of the Option to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company, any of its Subsidiaries or Affiliates, waive your ability, if any, to bring any such claim, and release the Company, the Parent, the Subsidiaries and Affiliates from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; (l) unless otherwise provided in Section 7(g) and/or Section 17(b) of the Plan or by the Company in its discretion, the Option and the benefits evidenced by this Agreement do not create any entitlement to have the Option or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and (m) the following provisions apply only if you are providing Services outside the United States: (1) the Option and the Shares subject to the Option are not part of normal or expected compensation or salary for any purpose; (2) you acknowledge and agree that neither the Company, the Parent, Subsidiary or Affiliate shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the Option or of any amounts due to you pursuant to the exercise of the Option or the subsequent sale of any Shares acquired upon exercise.

Successors and Assigns	Except as otherwise provided in the Plan or this Agreement, every term of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

No Advice Regarding Grant	The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying Shares. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

Notice	Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earliest of personal delivery, receipt or the third full day following mailing with postage and fees prepaid, addressed to the other party hereto at the address last known in the Company’s records or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

Electronic Delivery and Acceptance	The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Language	If you have received this Agreement, or any other document related to the Option and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Severability	The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Appendix	Notwithstanding any provisions in this Agreement, the Award shall be subject to any special terms and conditions set forth in any Appendix to this Agreement for your country. Moreover, if you relocate to one of the countries included in the Appendix, the special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

Imposition of Other Requirements	The Company reserves the right to impose other requirements on your participation in the Plan, on the Option and on any Shares obtained upon exercise of the Option, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Waiver	You acknowledge that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by you or any other Optionee.

Applicable Law and Choice of Venue	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions). For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award or the Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of Santa Clara, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.

The Plan and Other Agreements	The text of the Plan is incorporated in this Agreement by reference. This Agreement and the Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under the Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

BY SIGNING THE NOTICE, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

APPENDIX

2010 STOCK INCENTIVE PLAN

STOCK OPTION AGREEMENT – U.S. AND NON-U.S. EMPLOYEES AND CONSULTANTS

You understand that this Appendix includes special terms and conditions applicable to you if you reside in one of the countries below. Unless otherwise stated, these terms and conditions are in addition to those set forth in the Agreement. Any capitalized term used in this Appendix without definition shall have the meaning ascribed to it in the Agreement or the Plan, as applicable.

You further understand that this Appendix also includes information relating to exchange control and other issues of which you should be aware with respect to your participation in the Plan. The information is based on the laws in effect in the respective countries as of September 2012. Such laws are often complex and change frequently. As a result, you understand that the Company strongly recommends that you not rely on the information herein as the only source of information relating to the consequences of your participation in the Plan because the information may be out of date at the time that you exercise your Option or sell Shares obtained under the Plan.

Finally, you understand that if you are a citizen or resident of a country other than the one in which you are currently working, transfer employment after the Grant Date, or are considered a resident of another country for local law purposes, the information contained herein may not apply to you, and the Company shall, in its discretion, determine to what extent the terms and conditions contained herein shall apply.

JAPAN

Notification

Exchange Control Information. If you acquire Shares valued at more than ¥100,000,000 in a single transaction, you must file a Securities Acquisition Report with the Ministry of Finance through the Bank of Japan within 20 days after you receive the Shares.

KOREA

Notification

Exchange Control Information. You understand that exchange control laws require Korean residents who realize US$500,000 or more in a single transaction from the sale of Shares to repatriate the proceeds to Korea within 18 months of the sale.

SINGAPORE

Notification

Securities Law Information. The offer of the Plan is being made pursuant to the “Qualifying Person” exemption under section 273(1)(f) of the Securities and Futures Act (Chapter 289, 2006 Ed.) (“SFA”). The Plan has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. You should note that the Plan is subject to section 257 of the SFA and you will not be able to make (i) any subsequent sale of Shares in Singapore or (ii) any offer of such subsequent sale of the Shares obtained under the Plan in Singapore, unless such sale or offer in is made pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the SFA (Chapter 289, 2006 Ed.).

Director Notification Requirement. Directors of a Singapore Subsidiary are subject to certain notification requirements under the Singapore Companies Act. Directors must notify the Singapore Subsidiary in writing of an interest (e.g., rights to Shares under the Plan, Shares, etc.) in the Company or any Subsidiary within two days of (i) its acquisition or disposal, (ii) any change in previously disclosed interest (e.g., when the Shares are sold), or (iii) becoming a director.

Insider Trading Notification. You acknowledge that you should be aware of the Singapore insider trading rules, which may impact the acquisition or disposal of Shares or rights to Shares under the Plan. Under the Singapore insider-trading rules, you are prohibited from selling Shares when you are in possession of information concerning the Company which is not generally available and which you know or should know will have a material affect on the price of Shares once such information is generally available.

UNITED KINGDOM

Terms and Conditions

Responsibility for Taxes. This provision supplements the Responsibility for Taxes section of the Agreement:

If payment or withholding of the income tax owed on the exercise of the Option is not made within ninety (90) days of the tax event (the “Due Date”) or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003, the amount that should have been withheld from or paid by you shall constitute a loan owed by you to the Company, Parent, Subsidiary or Affiliate retaining your Services, effective on the Due Date. You agree that the loan will bear interest at the then-current Official Rate of Her Majesty’s Revenue and Customs (“HMRC”), it will be immediately due and repayable, and the Company or the Parent, Subsidiary or Affiliate retaining your Services may recover it at any time thereafter by any of the means referred to in the Responsibility for Taxes section in the Agreement.

Notwithstanding the foregoing, if you are a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), you will not be eligible for such a loan to cover the income taxes. In the event that you are a director or executive officer and the income taxes are not collected from or paid by you by the Due Date, the amount of any uncollected tax will constitute a benefit to you on which additional income tax and National Insurance Contributions (“NICs”) (including Employer NICs, as defined below) will be payable. You will be responsible for reporting and paying any income tax and NICs (including the Employer NICs, as defined below) due on this additional benefit directly to HMRC under the self-assessment regime.

Joint Election. As a condition of participating in the Plan and obtaining Shares under the Plan, you agree to accept any liability for secondary Class 1 National Insurance Contributions (the “Employer NICs”) which may be payable by the Company or the Parent, Subsidiary or Affiliate retaining your Services with respect to the Shares obtained under the Plan or otherwise payable with respect to a benefit derived in connection with the Plan.

Without limitation to the foregoing, you agree to execute a joint election with the Company and/or the Parent, Subsidiary or Affiliate retaining your Services (the “Joint Election”), the form of such Joint Election being formally approved by HMRC, and any other consent or election required to accomplish the transfer of the Employer NICs to you. You further agree to execute such other joint elections as may be required with any successor to the Company and/or the Parent, Subsidiary or Affiliate retaining your Services. If you do not enter into a Joint Election prior to the first applicable exercise date, the right to obtain Shares under the Plan shall become null and void without any liability to the Company and/or the Parent, Subsidiary or Affiliate retaining your Services. You further agree that the Company and/or the Employer may collect the Employer NICs from you in accordance with the Responsibility for Taxes section and the supplement thereto above.

INPHI CORPORATION

2010 STOCK INCENTIVE PLAN

NOTICE OF STOCK OPTION GRANT - U.S. AND NON-U.S. EMPLOYEES AND CONSULTANTS

You have been granted the following option to purchase the common stock of INPHI CORPORATION (the “Company”) under the Company’s 2010 Stock Incentive Plan (the “Plan”). Capitalized terms that are used herein but not defined shall have the meanings set forth in the Plan.

Name of Optionee:	[Name of Optionee]

Total Number of Option Shares Granted:	[Total Number of Shares]

Type of Option:	☐ Incentive Stock Option

☐ Nonstatutory Stock Option

Exercise Price Per Share:	US$

Grant Date:	[Date of Grant]

Vesting Commencement Date:	[Vesting Commencement Date]

Vesting Schedule:	[This Option becomes vested and exercisable with respect to the first 1/4th of the Shares subject to this Option when you complete twelve (12) months of continuous Service as an Employee or a Consultant from the Vesting Commencement Date. Thereafter, this Option becomes exercisable with respect to an additional 1/48th of the Shares subject to this Option when you complete each additional month of such active Service.] For purposes of this Option, Service is not continuous if an Employee terminates employment and ceases to provide services, notwithstanding that the Employee may be subject to a period of notice or garden leave protection under employment laws in the jurisdiction in which he or she resides or under the terms of any employment agreement. [Vesting TBD by Bd or comm.]

Expiration Date:	[Expiration Date] This Option expires earlier if your Service terminates earlier, as described above and in the Stock Option Agreement.

By your signature and the signature of the Company’s representative below, you and the Company agree that this Option is granted under and governed by the terms and conditions of the Plan and the Stock Option Agreement - U.S. and non-U.S. Employees and Consultants, including any applicable country-specific Appendix, (together, the “Agreement”), all of which are attached to and made a part of this document.

By signing this document you further agree that the Company may, in its sole discretion, deliver by e-mail all documents relating to current or future participation in the Plan or this Award (including without limitation, prospectuses required by the U.S. Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail.

OPTIONEE:	INPHI CORPORATION:

By:
Optionee’s Signature

Title:
Optionee’s Printed Name

ADDITIONAL WORDING TO INCLUDE IF ELECTION IS TO BE ENTERED INTO ELECTRONICALLY:

Onscreen disclaimer

If you are liable for National Insurance contributions (“NICs”) in the UK at the date of grant of your awards, you are required to enter into an Election to transfer to you any liability for employer’s NICs that may arise in connection with your awards.

Clicking on the “ACCEPT” box indicates your acceptance of the Election. You should read the “Important Note on the Election to Transfer Employer NICs” before accepting the Election.

Important Note on the Election to Transfer Employer NICs

If you are liable for National Insurance contributions (“NICs”) in the UK at the date of grant of your stock options and/or stock units (“Awards”) under the Inphi Corporation 2010 Stock Incentive Plan (“Plan”), you are required to enter into an Election to transfer to you any liability for employer’s NICs that may arise in connection with your Awards.

By entering into the Election:

•	you agree that any employer’s NICs liability that may arise in connection with your Awards will be transferred to you; and

•

you authorise your employer to recover an amount sufficient to cover this liability by such methods including, but not limited to, deductions from your salary or other payments due or the sale of sufficient shares acquired pursuant to your Awards.

Please read the Election carefully before accepting the Election.

Please print and keep a copy of the Election for your records.

INPHI CORPORATION

2010 STOCK INCENTIVE PLAN

Election To Transfer the Employer’s National Insurance Liability to the Employee

This Election is between:

A.	The individual who has obtained authorised access to this Election (the “Employee”), who is employed by Inphi Limited (the “Employer”) and who is eligible to receive stock options and/or stock units (“Awards”) pursuant to the Inphi Corporation 2010 Stock Incentive Plan (“Plan”), and

B.	Inphi Corporation, with corporate headquarters at 3945 Freedom Circle, Suite 1100, Santa Clara, California, U.S.A. 95054 (the “Company”), which may grant Awards under the Plan and is entering into this Election on behalf of the Employer.

1.	Introduction

1.1	This Election relates to the employer’s secondary Class 1 National Insurance Contributions (the “Employer’s Liability”) which may arise on the occurrence of a chargeable event within section 4(4)a and/or paragraph 3B(1A) of Schedule 1 of the Social Security Contributions and Benefits Act 1992 (“SSCBA”), including:

(a)	the acquisition of securities pursuant to stock options and/or stock units (within section 477(3)(a) of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”));

(b)	the assignment (if applicable) or release of the stock options and/or stock units rights in return for consideration (within section 477(3)(b) of ITEPA);

(c)	the receipt of any other benefit in connection with the stock options and/or stock units (within section 477(3)(c) of ITEPA); and/or

(d)	post-acquisition charges relating to the shares acquired under the stock options and/or stock units (within section 427 of ITEPA),

each a “Chargeable Event”. This Election is made in accordance with paragraph 3B(1) of Schedule 1 to SSCBA.

1.2	This Election applies to all Awards granted to the Employee under the Plan on or after the date the Plan was adopted up to the termination date of the Plan.

1.3	This Election does not apply in relation to any liability, or any part of any liability, arising as a result of regulations being given retrospective effect by virtue of section 4B(2) of either the SSCBA, or the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

1.4	This Election does not apply to the extent that it relates to relevant employment income which is employment income of the earner by virtue of Chapter 3A of Part VII of ITEPA (employment income: securities with artificially depressed market value).

2.	The Election

The Employee and the Company jointly elect that the entire liability of the Employer to pay the Employer’s Liability on the Chargeable Event is hereby transferred to the Employee. The Employee understands that, by signing this Election, he or she will become personally liable for the Employer’s Liability covered by this Election.

3.	Payment of the Employer’s Liability

3.1	The Employee hereby authorises the Company and/or the Employer to collect the Employer’s Liability from the Employee at any time after the Chargeable Event:

(i)	by deduction from salary or any other payment payable to the Employee at any time on or after the date of the Chargeable Event; and/or

(ii)	directly from the Employee by payment in cash or cleared funds; and/or

(iii)	by arranging, on behalf of the Employee, for the sale of some of the securities which the Employee is entitled to receive in respect of the Awards; and/or

(iv)	by any other means specified in the applicable award agreement.

3.2	The Company hereby reserves for itself and the Employer the right to withhold the transfer of any securities to the Employee in respect of the Awards until full payment of the Employer’s Liability is received.

3.3	The Employer agrees to remit the Employer’s Liability to HM Revenue & Customs on behalf of the Employee within 14 days after the end of the UK tax month during which the Chargeable Event occurs (or within 17 days if payments are made electronically).

4.	Duration of Election

4.1	The Employee and the Company agree to be bound by the terms of this Election regardless of whether the Employee is transferred abroad or is not employed by the Employer on the date on which the Employer’s Liability becomes due.

4.2	This Election will continue in effect until the earliest of the following:

(i)	the Employee and the Company agree in writing that it should cease to have effect;

(ii)	on the date the Company serves written notice on the Employee terminating its effect;

(iii)	on the date HM Revenue & Customs withdraws approval of this Election; or

(iv)	after due payment of the Employer’s Liability in respect of the entirety of the Awards to which this Election relates or could relate, such that the Election ceases to have effect in accordance with its terms.

Acceptance by the Employee

The Employee acknowledges that, by clicking on the “ACCEPT” box, the Employee agrees to be bound by the terms of this Election.

Signature

Date

Acceptance by the Company

The Company acknowledges that, by signing this Election or arranging for the scanned signature of an authorised representative to appear on this Election, the Company agrees to be bound by the terms of this Election.

Signature for and on behalf of the Company

Position

Date

SCHEDULE OF EMPLOYER COMPANIES

The following are employer companies to which this Election may apply:

For each company, provide the following details:

Inphi Limited

Registered Office:	8 Lincoln’s Inn Fields, London, WC2A 3BP
Company Registration Number:	07161575
Corporation Tax District:	Notts and Derbyshire Area
Corporation Tax Reference:	532 84112 04363
PAYE Reference:	951/MA41359